Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DOMINION HOMES, INC.,

DOMINION HOLDING CORP.

and

DOMINION MERGER CORPORATION

Dated as of January 18, 2008

TABLE OF CONTENTS

ARTICLE I THE MERGER			2
1.01	Merger		2
1.02	Effective Time of the Merger		2
1.03	Articles of Incorporation and Regulations of the Surviving Corporation		2
1.04	Board of Directors and Officers of the Surviving Corporation		2
1.05	Conversion of Shares		3
1.06	Dissenters’ Rights		3
1.07	Stock Options		4
1.08	Payment for Shares		4
1.09	No Further Rights or Transfers		6
1.10	Company Costs and Expenses		6

ARTICLE II CLOSING			6
2.01	Generally		6
2.02	Deliveries at the Closing		6

ARTICLE III REPRESENTATIONS AND WARRANTIES			7
3.01	Representations and Warranties of the Company		7
	(a)	Organization and Authority	7
	(b)	Capital Stock	8
	(c)	Compliance with Law	9
	(d)	SEC Reports; Financial Statements; Internal Controls and Procedures	10
	(e)	Litigation; Adverse Effects	11
	(f)	[Intentionally Omitted]	11
	(g)	Government Consent	12
	(h)	Indebtedness; No Defaults	12
	(i)	Environmental Protection	12
	(j)	Existing Investments in Joint Venture	13
	(k)	Owned Property	13
	(l)	Leased Real Property	13
	(m)	No Conflicts	14
	(n)	Disclosure Documents	14
	(o)	Required Vote of the Company Shareholders	15
	(p)	Tax Matters	15
	(q)	Absence of Certain Changes or Events	17
	(r)	Material Contracts	18
	(s)	Intellectual Property	20
	(t)	No Brokers or Finders	20
	(u)	ERISA Compliance	20
	(v)	Insurance	24
	(w)	No Undisclosed Liabilities	24
	(x)	Labor Matters	24

i

	(y) Opinions of Financial Advisors	24
	(z) State Takeover Statutes	24
	(aa) Affiliate Transactions	25
3.02	Representations and Warranties of Parent and Merger Sub	25
	(a) Organization, Standing, Equity Ownership	25
	(b) Authorization and Execution	25
	(c) No Conflicts	25
	(d) Disclosure Documents	26
	(e) Litigation	26
	(f) No Brokers or Finders	26
	(g) Availability of Funds	26
	(h) [Intentionally Omitted]	27
	(i) Parent and Merger Sub	27

ARTICLE IV COVENANTS		27
4.01	Operation of Business of the Company Until Effective Time	27
4.02	Tax Matters	29
4.03	Shareholders Meeting; Proxy Materials and Schedule 13E-3	30
4.04	Acquisition Proposals	31
4.05	No Change in Company Recommendation or Alternative Acquisition Agreement	36
4.06	Takeover Statutes	36
4.07	Access to Information	36
4.08	Additional Agreements; Reasonable Efforts	37

ARTICLE V CONDITIONS PRECEDENT		37
5.01	Conditions to the Obligations of Parent and Merger Sub	37
5.02	Conditions to the Obligations of the Company	38

ARTICLE VI CONDUCT AND TRANSACTIONS AFTER THE EFFECTIVE TIME		40
6.01	Indemnification	40
6.02	Directors and Officers Liability Insurance	41

ARTICLE VII TERMINATION AND ABANDONMENT		41
7.01	Generally	41
7.02	Effect of Termination	43

ARTICLE VIII MISCELLANEOUS PROVISIONS		44
8.01	Termination of Representations and Warranties of the Company	44
8.02	Amendment and Modification	44
8.03	Waiver of Compliance; Consents	44
8.04	Press Releases and Public Announcements	44
8.05	Additional Agreements	45
8.06	Notices	45
8.07	Assignment	46
8.08	Interpretation	46

ii

8.09	Governing Law	47
8.10	Jurisdiction; Enforcement	47
8.11	Counterparts	48
8.12	Headings; Internal References	48
8.13	Entire Agreement	48
8.14	Severability	48
8.15	Disclosure Letter	48

ARTICLE IX DEFINED TERMS		49
9.01	Defined Terms	49

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is dated as of January 18, 2008, among Dominion Homes, Inc., an Ohio corporation (the “Company”), Dominion Holding Corp., a Delaware corporation (“Parent”), and Dominion Merger Corporation, an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company, sometimes referred to as the “Constituent Corporations”).

Recitals

WHEREAS, Parent desires to acquire the Company by effecting a merger (the “Merger”) of Merger Sub with and into the Company under the terms hereof with the Company being the surviving corporation (the “Surviving Corporation”);

WHEREAS, concurrently with the execution of and delivery of this Agreement, certain shareholders of the Company (the “Contributing Shareholders”) are each entering into a commitment letter, dated as of the date hereof, with Parent (each, a “Rollover Commitment Letter”), pursuant to which the Contributing Shareholders have committed to contribute Company Common Shares (as defined below) to Parent (the “Rollover Shares”) in exchange for shares of common stock of Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Parent’s willingness to enter into this Agreement, the Contributing Shareholders have entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached as Exhibit A hereto, pursuant to which such shareholders have, among other things, agreed to vote all of their Company Common Shares in favor of the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and the Lenders are amending the Credit Agreement (the “Credit Agreement Amendment”);

WHEREAS, the board of directors of each of the Constituent Corporations deems the Merger desirable and in the best interests of the shareholders of such Constituent Corporation.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties, and agreements herein contained, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.01 Merger. At the Effective Time (as defined in Section 1.02), and in accordance with the terms of this Agreement and the Ohio General Corporation Law (the “OGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Surviving Corporation shall be the surviving corporation in the Merger. At the Effective Time, the Merger shall have the other effects provided in the applicable provisions of the OGCL.

1.02 Effective Time of the Merger. Subject to, and promptly following (but not more than fifteen Business Days (unless the Company and Parent shall otherwise mutually agree)), the receipt of the affirmative vote at the Shareholders Meeting of the holders of a majority of the outstanding Company Common Shares on the record date in favor of adopting this Agreement and approving the Merger (the “Company Shareholder Approval”) and the satisfaction or waiver of all other conditions to the consummation of the Merger set forth in Article V of this Agreement, the Company and Merger Sub shall execute in the manner required by the OGCL and deliver for filing to the Secretary of State of the State of Ohio a certificate of merger with respect to the Merger (“Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger with the Ohio Secretary of State or at such later date as the parties shall agree and shall be set forth in the Certificate of Merger. The term “Effective Time” means the date and time when the Merger becomes effective.

1.03 Articles of Incorporation and Regulations of the Surviving Corporation. The Articles of Incorporation of Merger Sub in effect immediately before the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until amended in accordance with the Laws of the State of Ohio and such Articles of Incorporation. The Regulations of Merger Sub in effect immediately before the Effective Time shall be the Regulations of the Surviving Corporation, until further amended in accordance with the Laws of the State of Ohio, the Articles of Incorporation of the Surviving Corporation, and such Regulations.

1.04 Board of Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time, together with Douglas G. Borror, who shall be Chairman of the board of directors, shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Articles of Incorporation and Regulations of the Surviving Corporation, until the expiration of the term for which such director was elected and until his or her successor is elected and has qualified or as otherwise provided in the Articles of Incorporation or Regulations of the Surviving Corporation. The officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation until their respective successors are chosen and have qualified or as otherwise provided in the Regulations of the Surviving Corporation.

1.05 Conversion of Shares. The manner and basis of converting the shares of stock of each of the Constituent Corporations shall be as follows:

(a) Conversion of Company Common Shares. At the Effective Time, each common share, without par value, of the Company, issued and outstanding immediately before the Effective Time (collectively, the “Company Common Shares” and each a “Company Common Share”), (other than (i) Dissenting Shares and (ii) Company Common Shares held or beneficially owned by Parent or Merger Sub) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive $0.65 in cash (the “Cash Merger Consideration”), without interest.

(b) Conversion of Merger Sub Common Shares. At the Effective Time, each common share, without par value, of Merger Sub (the “Merger Sub Common Shares”), issued and outstanding immediately before the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for one fully paid and nonassessable common share of the Surviving Corporation (“Surviving Corporation Common Shares”), which shall constitute the only issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time. From and after the Effective Time, each outstanding certificate theretofore representing Merger Sub Common Shares shall be deemed for all purposes to evidence ownership and to represent the same number of shares of Surviving Corporation Common Shares.

(c) Parent and Merger Sub Owned Shares and Treasury Shares. At the Effective Time, each Company Common Share held of record or beneficially owned by Parent or Merger Sub or the Company immediately before the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and cease to exist, and no payment shall be made with respect thereto.

1.06 Dissenters’ Rights.

(a) Notwithstanding Section 1.05 hereof, Company Common Shares issued and outstanding immediately before the Effective Time, if any, that are held of record or beneficially owned by a Person who has properly exercised and preserved and perfected dissenters’ rights with respect to such shares under Section 1701.85 of the OGCL and has not withdrawn or lost such rights (“Dissenting Shares”) shall not be converted into or represent the right to receive the Cash Merger Consideration for such shares, but instead shall be treated in accordance with Section 1701.85 of the OGCL unless and until such Person effectively withdraws or loses such Person’s right to payment under Section 1701.85 of the OGCL (through failure to preserve or protect such right or otherwise). If, after the Effective Time, any such Person shall effectively withdraw or lose such right, then each such Dissenting Share held of record or beneficially owned by such Person will thereupon be treated as if it had been converted into, at the Effective Time, the right to receive the Cash Merger Consideration, without interest, and any payment required to be made with respect to each such Dissenting Share shall be made by the Surviving Corporation.

(b) Each Person holding of record or beneficially owning Dissenting Shares who becomes entitled, under the provisions of Section 1701.85 of the OGCL, to payment of the fair value of such Dissenting Shares shall receive payment therefor, in accordance with Section 1701.85 of the OGCL, from the Surviving Corporation. Dissenting Shares shall be entitled only to such rights as are afforded pursuant to Section 1701.85 of the OGCL.

(c) The Company shall give Parent prompt written notice upon receipt by the Company at any time before the Effective Time of any notice of intent to demand the fair value of any Company Common Shares under Section 1701.85 of the OGCL and any withdrawal of any such notice. The Company will not, except with the prior written consent of Parent, negotiate, voluntarily make any payment with respect to, or settle or offer to settle, any such demand at any time before the Effective Time.

1.07 Stock Options. Immediately before the Effective Time, each holder of a then-outstanding option (collectively, the “Options” and individually, an “Option”) to purchase Company Common Shares granted under any employee stock option or compensation plan of, or other arrangement with, the Company shall be entitled (whether or not such Option is then exercisable) to receive in cancellation of such Option a cash payment from the Company in an amount equal to the amount, if any, by which the Cash Merger Consideration exceeds the per-share exercise price of such Option, multiplied by the number of Company Common Shares then subject to such Option (the “Option Settlement Amount” and for all the Options, the “Aggregate Option Settlement Amount”), without interest, but subject to all required tax withholdings by the Company. The Company shall take all steps necessary, including giving such notices and entering into such instruments consistent with the foregoing, to give effect to this Section 1.07.

1.08 Payment for Shares.

(a) Immediately before the Effective Time, Parent or Merger Sub shall deposit or cause to be deposited in immediately available funds with a paying agent selected by the Company and reasonably satisfactory to Parent (the “Paying Agent”), cash in an amount equal to (A) the product (rounded up or down to the nearest $.01) of (i) the number of Company Common Shares issued and outstanding immediately before the Effective Time (other than (i) Dissenting Shares and (ii) Company Common Shares held of record or beneficially owned by Parent or Merger Sub) times (ii) the Cash Merger Consideration plus (B) the Aggregate Option Settlement Amount (such amount being referred to as the “Fund”).

(b) At or before the Effective Time, Parent shall deliver irrevocable written instructions to the Paying Agent in form and substance reasonably satisfactory to the Company to make, out of the Fund, the payments referred to in Sections 1.05(a) and 1.07 in accordance with Section 1.08(d). The Fund shall not be used for any other purpose, except as provided in this Agreement.

(c) Any amount remaining in the Fund including, without limitation, all interest and other income received by the Paying Agent in respect of amounts in the Fund six (6) months after the Closing Date (as defined below) may be refunded to the Surviving Corporation, at its option; provided, however, that the Surviving Corporation shall continue to be liable for any payments required to be made thereafter under Sections 1.05(a) and 1.07 hereof. If any Cash Merger Consideration shall not have been disbursed prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any Cash Merger Consideration or Option Settlement Amount payable to the former holder of Company Common Shares or Option would otherwise escheat to or become the property of any governmental authority), any such Cash Merger Consideration or Option Settlement Amount shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(d) As soon as practicable after the Effective Time, the Paying Agent shall mail to each holder of record (other than Parent or the Company) of Options or certificate or certificates that, immediately before the Effective Time, represented issued and outstanding Company Common Shares (other than Dissenting Shares) a letter of transmittal for return to the Paying Agent, and instructions for use in effecting the cancellation of such Options (the “Option Cancellation”) or the surrender of such certificate or certificates, as the case may be, and the receipt of cash for each of such holder’s Options and/or Company Common Shares under Sections 1.05(a) and 1.07. The Paying Agent, as soon as practicable following receipt of any Option Cancellation or any such certificate or certificates together with a duly executed letter of transmittal and any other items specified in the letter of transmittal, shall pay by cashier’s check of the Paying Agent to the Persons entitled thereto (subject to any required withholding of taxes by the Surviving Corporation) the amount (rounded up or down to the nearest $.01) determined by either (i) multiplying the number of Options so surrendered by the applicable Option Settlement Amount or (ii) multiplying the number of Company Common Shares represented by the certificate or certificates so surrendered by the Cash Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender of any such Options or certificate or certificates. If payment is to be made to a Person other than the Person in whose name the Option or the certificate surrendered is registered, it shall be a condition of payment that the Option or certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Option or certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

(e) If any such certificate or certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and customary indemnification against loss by the Person claiming such certificate or certificates to have been lost, stolen or destroyed, the Paying Agent will pay in exchange for such lost, stolen or destroyed certificate to the Persons entitled thereto (subject to any required withholding of taxes by the Surviving Corporation) the applicable Cash Merger Consideration in respect thereof calculated pursuant to Section 1.08(d) upon receipt by the Paying Agent of such affidavit and indemnification against loss.

1.09 No Further Rights or Transfers. At the Effective Time, all Company Common Shares issued and outstanding immediately before the Effective Time shall be canceled and cease to exist, and each holder of a certificate or certificates that represented Company Common Shares issued and outstanding immediately before the Effective Time shall cease to have any rights as a shareholder of the Company with respect to the Company Common Shares represented by such certificate or certificates, except for the right to surrender such certificate or certificates in exchange for the payment provided under Sections 1.05(a) and 1.08(d) or to preserve and perfect such holder’s right to receive payment for such holder’s shares under Section 1701.85 of the OGCL and Section 1.06 hereof if such holder has validly exercised and not withdrawn or lost such right. At and after the Effective Time no transfer of Company Common Shares issued and outstanding immediately before the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

1.10 Company Costs and Expenses. Except as set forth on Section 9.01 of the Disclosure Letter with respect to the items and amounts of Company Costs and Expenses that Parent and Merger Sub shall pay or cause to be paid at such earlier date provided therein (provided that no such amounts shall be required to be paid or caused to be paid by Parent or Merger Sub (i) if an order for relief shall have been entered against the Company under Title 11 of the United States Code or against any Subsidiary or if a custodian, trustee, receiver or other agent shall have been appointed or authorized to take charge of a material portion of the property of the Company or any Subsidiary or (ii) during the period from the filing against the Company or any Subsidiary of a petition for relief under Title 11 of the United States Code through the date on which petition is dismissed), Parent and Merger Sub shall pay or cause to be paid all Company Costs and Expenses in full at the Closing.

ARTICLE II

CLOSING

2.01 Generally. Subject to Articles V and VII, the closing (the “Closing”) of the Merger shall occur not later than the fifteenth Business Day following the Shareholders Meeting, or at such other time as the Company and Parent may mutually agree (the “Closing Date”). The Closing shall be held at the offices of Paul, Weiss, Rifkind, Wharton & Garrison in New York, New York, or at such other place as the Company and Parent may mutually agree.

2.02 Deliveries at the Closing. Subject to Articles V and VII, at the Closing:

(a) there shall be delivered to Parent, Merger Sub and the Company the certificates and other documents and instruments the delivery of which is contemplated under Article V;

(b) the Company and Merger Sub shall cause the Certificate of Merger to be filed as provided in Section 1.02 and shall take all other lawful actions and do all other lawful things necessary to cause the Merger to become effective; and

(c) subject to the right of the Surviving Corporation to receive a refund of amounts remaining in the Fund six (6) months after the Closing Date under Section 1.08(b), Parent or Merger Sub shall irrevocably deposit with the Paying Agent the amount designated as the Fund in Section 1.08(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.01 Representations and Warranties of the Company. Except as set forth in the disclosure letter delivered to Parent by the Company immediately prior to entering this Agreement (the “Disclosure Letter”) or the SEC Reports filed with the SEC prior to the date of this Agreement, subject to Section 8.08(b), the Company represents and warrants to Parent and Merger Sub that each of the following statements is true and correct:

(a) Organization and Authority.

(i) The Company and each of the Subsidiaries (i) is a corporation, limited liability company, limited partnership or partnership duly organized, validly existing and in good standing under the Laws of the state of its formation; (ii) has all requisite corporate power and authority and all necessary licenses and permits to own and operate its properties, to carry on its business as now conducted and as presently proposed to be conducted except where the failure to do so would not have a Material Adverse Effect, (iii) is qualified to do business and is in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations except where the failure to do so would not have a Material Adverse Effect, and (iv) has all requisite power and authority to execute and deliver this Agreement and, subject to the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company have been duly authorized by the board of directors of the Company, and no further corporate action of the Company, other than the Company Shareholder Approval, is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the accuracy of the representations and warranties set forth in Section 3.02(a) and (b), constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered in equity or at Law).

(ii) The Board of Directors, at a meeting duly called and held, has by unanimous vote of all its members, duly adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the shareholders of the Company, and (iv) recommending that the shareholders of the Company adopt this Agreement (the “Company Recommendation”).

(b) Capital Stock.

(i) The authorized capital stock of the Company consists of 12,000,000 Company Common Shares, and 3,000,000 preferred shares, without par value, of which 1,500,000 shares have been designated as “Voting Preferred Shares” and 1,500,000 shares have been designated as “Non-Voting Preferred Shares” (the “Company Preferred Shares”). As of December 31, 2007, (i) 8,505,737 Company Common Shares were issued and outstanding, which number includes 147,122 restricted shares, (ii) 332,546 Company Common Shares were held in treasury, (iii) 65,500 Company Common Shares were reserved for issuance upon the exercise of outstanding options under the Amended and Restated 2003 Stock Option and Equity Incentive Plan of the Company and the Dominion Homes, Inc. Incentive Stock Plan, as amended (collectively, the “Company Share Plans”), (iv) 1,538,235 Company Common Shares were reserved for issuance upon the exercise of Company warrants and (v) no Company Preferred Shares were issued or outstanding. All outstanding Company Common Shares, and all Company Common Shares reserved for issuance as noted in the immediately preceding clauses (iii)-(iv), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights.

(ii) Except as set forth in subsection (i) above, as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding other than Company Common Shares that have become outstanding after December 31, 2007, and were reserved for issuance as set forth in subsection (i) above, and (ii) there are no outstanding subscriptions, options, stock appreciation rights, warrants, calls, convertible securities, restricted stock units, performance units, deferred stock units or other similar rights, agreements or commitments relating to the issuance of capital stock or voting securities to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, stock appreciation right, warrant, call, convertible securities, restricted stock units, performance units, deferred stock units or other similar right, agreement or arrangement, (C) redeem or otherwise acquire, or vote or dispose of, any such shares of capital stock or other equity interests, or (D) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

(iii) Except as set forth in subsection (i) above, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(iv) Other than the Voting Agreement dated as of December 29, 2006 among and between BRC Properties, Inc., the Company, the Original Term B Lenders (as defined in the Credit Agreement) and the purchasers under that Warrant Purchase Agreement dated as of December 29, 2006 delivered by the Company in connection with the Credit Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(v) The Company has made available to Parent a true and complete list of each Option, warrant, restricted share, and Company share-based award outstanding as of the date hereof and the name of the holder thereof, the exercise price thereof, and the number of units, rights or shares of Company Common Shares subject to each of such Option, warrant, restricted share and Company share-based award, as applicable.

(vi) No consent or approval is required from the holder of any Option, warrant, restricted share or Company share-based award to effectuate the terms of this Agreement.

(vii) All outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company that are owned by the Company or a Subsidiary of the Company are free and clear of all Liens other than (i) any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business or (C) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet or (D) that is a title exception, defect, encumbrance or other matter, whether or not of record, which does not materially affect the continued use of the property for the purposes for which the property is currently being used by the Company or a Subsidiary of the Company as of the date of this Agreement (each of the foregoing, a “Permitted Lien”), (ii) Liens related to or under the Credit Agreement or any documents or instruments related thereto and (iii) Liens that are immaterial. Section 3.01(b)(vii) of the Disclosure Letter sets forth a true and correct list of the Company’s equity interest in each of its Subsidiaries.

(c) Compliance with Law. Except as set forth in either Section 3.01(c) or Section 3.01(u) of the Disclosure Letter, neither the Company nor any Subsidiary (i) is in violation of any Laws, ordinances, governmental rules or regulations to which it is subject, including, without limitation, any Laws, rulings or regulations relating to ERISA or Section 4975 of the Internal Revenue Code or (ii) has failed to obtain any licenses, permits, franchises or other governmental or environmental authorizations necessary to the ownership of its properties or to the conduct of its business, which violation or failure under clause (i) or clause (ii) above has or is reasonably likely to have individually or in the aggregate, a Material Adverse Effect.

(d) SEC Reports; Financial Statements; Internal Controls and Procedures.

(i) The disclosures in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, the Company’s Quarterly Reports on Form 10-Q, the Company’s Proxy Statement for the Company’s 2007 Annual Meeting of Shareholders on Schedule 14A and the Company’s Current Reports on Form 8-K, in each case, filed between the date of the filing of the Company 10-K and the date that is five (5) Business Days preceding the date of this Agreement (collectively called the “SEC Reports” and individually called an “SEC Report”) have been made available to Parent or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the Securities and Exchange Commission (the “SEC”). No SEC Report, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading, and each SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. Since January 1, 2006, the Company has filed all reports that it was required to file with the SEC under the Exchange Act and the rules and regulations of the SEC.

(ii) The consolidated financial statements contained in the SEC Reports were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and consolidated cash flows of the Company and its Subsidiaries for the periods indicated, subject, in the case of interim financial statements, to normal year end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by GAAP.

(iii) Except as and to the extent reflected or reserved against on the most recent balance sheet contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Balance Sheet”), neither the Company nor any of its Subsidiaries had, as of the date of such Balance Sheet, any material obligations or liabilities of any nature that as of such date would have been required to be included on a balance sheet prepared in accordance with GAAP as in effect on such date (without regard to any events, incidents, assertions or state of knowledge occurring after such date).

(iv) [Intentionally Omitted].

(v) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of its board of directors and to Parent (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves executive officers or employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, to the knowledge of the Company, the Company has not identified any material weaknesses in the design or operation of internal controls over financial reporting other than any described in the SEC Reports filed with the SEC prior to the date of this Agreement (subject to Section 8.08(b)). There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e) Litigation; Adverse Effects. Except as set forth on Schedule 3.01(e) of the Disclosure Letter or the SEC Reports filed with the SEC prior to the date of this Agreement (subject to Section 8.08(b)), there is no action, suit, audit, proceeding, investigation or arbitration (or series of related actions, suits, proceedings, investigations or arbitrations) before or by any Governmental Authority or private arbitrator pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any property of the Company or any Subsidiary (i) challenging the validity or the enforceability of this Agreement or any instrument executed in connection herewith, or (ii) which has had, shall have or is reasonably likely to have a Material Adverse Effect. Neither the Company nor any Subsidiary is subject to or in default with respect to any final judgment, writ, injunction, restraining order or order of any nature, decree, rule or regulation of any court or Governmental Authority, in each case which shall have or is likely to have a Material Adverse Effect.

(f) [Intentionally Omitted].

(g) Government Consent. Neither the nature of the Company or any Subsidiary or any of their businesses or properties, nor any relationship between the Company or any Subsidiary and any other entity or Person, nor any circumstance in connection with the execution of this Agreement, is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any Governmental Authority on the part of the Company or any Subsidiary as a condition to the execution and delivery of this Agreement.

(h) Indebtedness; No Defaults. Section 3.01(h) of the Disclosure Letter sets forth, as of the date of this Agreement or such other date as is set forth in such schedule, all of the outstanding Indebtedness for borrowed money of, and all the outstanding guarantees of indebtedness for borrowed money of any person by, the Company and each of its Subsidiaries. As of the date of this Agreement there is not, and as of the Effective Time there will not be, any Indebtedness for borrowed money of, or guarantees of Indebtedness for borrowed money of any person by, the Company or any of its Subsidiaries except as set forth on Section 3.01(h) of the Disclosure Letter and except as may be incurred in accordance with Section 4.01 hereof. Except as disclosed in Section 3.01(h) of the Disclosure Letter, no Indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on its properties or assets. Except as set forth on Section 3.01(h) of the Disclosure Letter, no event has occurred and no condition exists which would constitute a Potential Default or an Event of Default pursuant to the Credit Agreement. Except as set forth in Section 3.01(h) of the Disclosure Letter or the SEC Reports filed with the SEC prior to the date of this Agreement (subject to Section 8.08(b)), neither the Company nor any Subsidiary is in violation of any term of any agreement, charter instrument, bylaw or other instrument to which it is a party or by which it may be bound, which violation has or is reasonably likely to have a Material Adverse Effect.

(i) Environmental Protection. Except for matters, conditions, operations and noncompliance which have not had and would not have or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (a) there are no Hazardous Substances on or migrating from any real property currently or, to the knowledge of the Company, formerly, owned, leased, or used by the Company or any Subsidiary (the “Premises”), that would result in liability pursuant to Environmental Laws; (b) the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws; (c) there are no pending or threatened environmental civil, criminal or administrative proceedings against the Company or any Subsidiary relating to Hazardous Substances or otherwise pursuant to Environmental Laws; (d) to the knowledge of the Company and the Subsidiaries, there are no facts or circumstances that would give rise to any future civil, criminal or administrative proceeding against the Company or any Subsidiary relating to Hazardous Substances or otherwise pursuant to Environmental Laws.

(j) Existing Investments in Joint Venture. Section 3.01(j) of the Disclosure Letter sets forth a complete and correct list of joint ventures in which the Company or any of its Subsidiaries has an equity interest (the “Company Joint Ventures”). The operations of the businesses of the Company and its Subsidiaries are conducted by the Company Joint Ventures pursuant to the contracts set forth on Section 3.01(j) of the Disclosure Letter (such contracts, the “Company JV Contracts”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company JV Contract is a valid and binding obligation of the Company or a Subsidiary of the Company (and, to the knowledge of the Company, of the counterparty thereto) and is in full force and effect and enforceable against the Company or any of its Subsidiaries (and, to the knowledge of the Company, against the counterparty thereto) in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered in equity or at law), (ii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such Company JV Contract, (iii) to the knowledge of the Company, there are no outstanding and uncured notices of default issued by the Company or any of its Subsidiaries to any counterparty alleging breach of, or default under, any such Company JV Contract and (iv) to the knowledge of the Company, no event has occurred that would reasonably be expected to result in a breach of, or a default under, any Company JV Contract. The Company has made available to Parent and Merger Sub copies or summaries of all material Company JV Contracts.

(k) Owned Property. Each of the Company and the Company’s Subsidiaries has good title to all tangible and intangible property owned by it. All such property is free and clear of all Liens except for encumbrances of a minor nature that individually or in the aggregate are not likely to have a Material Adverse Effect and/or as set forth in Section 3.01(k) of the Disclosure Letter. Each of the Company and the Company’s Subsidiaries is the owner of good, marketable and insurable fee title to the land owned by it and to all of the buildings, structures and other improvements located thereon (collectively, the “Owned Real Property”) free and clear of all Liens except for encumbrances of a minor nature that are not individually or in the aggregate likely to have a Material Adverse Effect and/or as set forth in Section 3.01(k) of the Disclosure Letter.

(l) Leased Real Property.

(i) Each sublease, license and other agreement to use or occupy real property that is not Owned Real Property (collectively the “Real Property Leases”) is valid, binding and in full force and effect, unless the failure of any Real Property Lease to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All rent and other sums and charges payable by the Company or any of its Subsidiaries under the Real Property Leases are current. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any landlord under any Real Property Leases is in breach of or in default under any of the Real Property Leases, no notice of default or termination under any Real Property Lease is outstanding. All of the land, buildings, structures and other real property improvements used by the Company or any of the Subsidiaries in the conduct of their businesses are included in the Owned Real Property or the Leased Real Property. The Leased Real Property and the Owned Real Property are collectively referred to as the “Real Property”.

(ii) Condemnation, Zoning or Casualty. Except as listed in Section 3.01(l)(ii) of the Disclosure Letter and/or except as would not, individually or in the aggregate, have or would not be reasonably expected to have a Material Adverse Effect, neither the Company nor the Subsidiaries have received written notice to the effect that there are (1) any condemnation or rezoning proceedings or any utility service moratoriums or other moratoriums that are pending or, to the knowledge of the Company and the Subsidiaries, threatened with respect to any portion of any of the Real Property or (2) any zoning, subdivision building or similar laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Real Property. Except as listed in Section 3.01(l)(ii) of the Disclosure Letter and/or except as would not, individually or in the aggregate, have or would not be reasonably expected to have a Material Adverse Effect, no portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been or is in the process of being repaired and restored to its original condition. To the knowledge of the Company and the Subsidiaries, there is no threatened or contemplated special assessment against any of the Real Property which would have a Material Adverse Effect.

(m) No Conflicts. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with or result in a breach of the Articles of Incorporation, Regulations or similar organizational documents, as currently in effect, of the Company or any of its Subsidiaries or (ii) result in a breach of, or constitute a default or an event that, with the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancellation or acceleration, create any entitlement of any third party to any material payment or benefit, require the consent of any third party, or result in the creation of any Lien on the assets of the Company or any of its Subsidiaries under, any Material Contract, except where such violation, breach, default, termination, cancellation, acceleration, payment, benefit or Lien, or the failure to make such filing or obtain such consent or approval, would not, individually or in the aggregate, materially impair the ability of the Company to consummate the transactions contemplated by this Agreement or have a Material Adverse Effect.

(n) Disclosure Documents. None of the information included or incorporated by reference in the Proxy Statement and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relating to the Merger and the other transactions contemplated hereby, will, at the time filed with the SEC, or, in the case of the Proxy Statement, at the time it is first mailed to the shareholders of the Company or at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, the Schedule 13E-3 and all related SEC filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement or the Schedule 13E-3 based on information supplied, or required to be supplied, by Parent, Merger Sub or any of their affiliates specifically for inclusion or incorporation by reference therein.

(o) Required Vote of the Company Shareholders. Regardless of whether any Change of Company Recommendation occurs, the Company Shareholder Approval is the only vote of holders of securities of the Company which is required to be obtained to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(p) Tax Matters.

(i) The Company and its Subsidiaries have properly prepared and timely filed all Tax Returns required to be filed by them and all such Tax Returns (including information provided therewith or with respect to thereto) are true, complete and correct in all material respects.

(ii) The Company and its Subsidiaries have paid on a timely basis all Taxes required to be paid, including, without limitation, those shown on such Tax Returns to the extent such Taxes have become due , and have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(iii) Except as set forth in Section 3.01(p) of the Disclosure Letter, no Tax Returns filed by the Company or any of its Subsidiaries are the subject of pending or threatened audits as of the date of this Agreement. No governmental authority has given notice of any intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and no claim in writing has been made by any governmental authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the financial statements contained in the SEC Reports.

(iv) The Company and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all Taxes required by Law to have been withheld and paid in connection with amounts paid or owing to any employee , independent contractor, creditor, stockholder, and other parties and have complied in all respects with all Tax information reporting provisions of all applicable laws.

(v) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement other than between the Company and the Subsidiaries or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or similar provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise.

(vi) The Company has delivered or made available to the Parent and Merger Sub true and complete copies of all requested Tax Returns, examination reports and statements of deficiencies with respect to the Company and each of its Subsidiaries.

(vii) Except as set forth in Section 3.01(p) of the Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible under Section 280G of the Code.

(viii) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(ix) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.

(x) Except as set forth in Section 3.01(p) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has ever participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or taken any position on any Tax Return that would subject it to a substantial understatement of Tax penalty under Code Section 6662 (or similar provision of state, local or foreign Tax Law).

(xi) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other governmental entity.

(xii) Except as a result of the consummation of the transactions contemplated by, and in connection with, this Agreement, the U.S. federal, state and local net operating losses and net operating loss and credit carryforwards of the Company and its Subsidiaries are not subject to any limitation under Section 382, 383 or 384 of the Code or comparable provisions of state and local Tax Law or otherwise. There are no actions pending or, to the knowledge of the Company, threatened against the Company, with respect to or in limitation of the U.S. federal, state and local net operating loss carryforwards, including any limitations under Sections 382, 383 or 384 of the Code or comparable provisions of state and local Tax Law (other than limitations incurred in connection with transactions contemplated by this Agreement).

(xiii) Except as set forth in Section 3.01(p) of the Disclosure Letter, there is no contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by the Company or any of its Subsidiaries by reason of Section 162(m) of the Code.

(xiv) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(xv) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, a gain recognition agreement (within the meaning of Treasury Regulations Section 1.367(a)-8), any dual consolidated loss (within the meaning of Code Section 1503(d)), any intercompany transaction or excess loss account described in Treasury Regulations promulgated under Code Section 1502 or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(xvi) The net operating losses of the Company for the taxable year ended December 31, 2007 and the portion of the taxable year ending December 31, 2008 up to and including the date of the Effective Time are at least equal to $45,000,000 in aggregate.

(q) Absence of Certain Changes or Events. Except as set forth on Section 3.01(q) of the Disclosure Letter or the SEC Reports filed with the SEC prior to the date of this Agreement (subject to Section 8.08(b)), since September 30, 2007 and to and including the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) split, combined or reclassified any shares of its capital stock or made any other changes in its equity capital structure; (ii) purchased, redeemed or otherwise acquired, directly or indirectly, any shares of its capital stock or any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock; (iii) declared, set aside or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any Subsidiary to the Company or another Subsidiary; (iv) issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, (v) purchased any business, purchased any stock of any corporation, or merged or consolidated with any Person; (vi) sold, leased or otherwise disposed of any assets or properties which were material to the Company and its Subsidiaries, taken as a whole, other than dispositions in the ordinary course of business; (vii) incurred, assumed or guaranteed any indebtedness for money borrowed other than intercompany indebtedness; (viii) changed or modified in any material respect any existing accounting method, principle or practice, other than as required by reason of a concurrent change in GAAP; (ix) amended any terms of any of its outstanding securities, (x) created or assumed any Lien on any material asset other than in the ordinary course of business consistent with past practices; (xi) except in the ordinary course of business consistent with past practice, (A) granted any severance or termination pay in excess of $100,000 to any Company Personnel, (B) entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any Company Personnel, (C) increased benefits payable under any existing severance or termination pay policies or employment agreements with any Company Personnel, or (D) increased compensation, bonus or other benefits payable to Company Personnel; (xii) cancelled any material debts or claims or waived any material rights; (xiii) amended its charter or by-laws; (xiv) made any loans, advances or capital contributions to, or other Investments in, any other Person, other than to any direct or indirect wholly-owned Subsidiary; (xv) experienced a material adverse change with respect to a material supplier relationship; (xvi) except for this Agreement, entered into any commitment to do any of the foregoing; or (xvii) suffered any business interruption, damage to or destruction of its properties or other incident, occurrence or event which interruption, damage, destruction, incident, occurrence or event has had or would reasonably be expected to have (after giving effect to insurance coverage) a Material Adverse Effect.

(r) Material Contracts. Except as set forth in Section 3.01(r) or Section 3.01(u) of the Disclosure Letter or in the SEC Reports filed before the date of this Agreement (subject to Section 8.08(b)), and except for contracts entered into after the date hereof in compliance with Section 4.01, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) employment agreement (other than those that are terminable by the Company or any Subsidiary without cost or penalty upon 60 days’ or less notice);

(ii) except in the ordinary course of business consistent with past practice, purchase agreement in excess of $100,000 whether as purchaser or seller, or operating or capital lease, whether as lessor or lessee, with respect to any real property;

(iii) contract, whether as licensor or licensee, for the license of any patent, know how, trademark, trade name, service mark, copyright or other intangible asset (other than non-negotiated licenses of commercial off-the-shelf computer software);

(iv) loan or guaranty agreement, indenture or other instrument, contract or agreement under which any money has been borrowed or loaned or any note, bond or other evidence of indebtedness has been issued;

(v) mortgage, security agreement, conditional sales contract, capital lease or similar agreement which effectively creates a Lien on any assets of the Company or any of its Subsidiaries;

(vi) contract restricting the Company or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;

(vii) plan of reorganization;

(viii) partnership or joint venture agreement;

(ix) collective bargaining agreement;

(x) that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC);

(xi) franchise, royalty or similar agreement;

(xii) agreements relating to the acquisition of any business;

(xiii) investment banking agreement; or

(xiv) except for negotiable instruments in the process of collection, any power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise) as guarantor, surety, cosigner, endorser, co-maker, indemnitor in respect of the contract or commitment of any other Person, corporation, partnership, joint venture, association, organization or other entity (other than the Subsidiaries).

All of the foregoing are collectively called “Material Contracts”. Each Material Contract is in full force and effect, unless the failure of any Material Contracts to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or in default under any of the Material Contracts, except for breaches or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(s) Intellectual Property. Except as set forth in Section 3.01(s) of the Disclosure Letter, the Company owns or otherwise possesses legally enforceable rights to use, free and clear of any and all Liens or material restrictions, any and all material intellectual property used in the conduct of the business of the Company and the Subsidiaries as currently conducted or proposed to be conducted (“Proprietary Rights”), and the consummation of the transactions contemplated hereby will not materially adversely alter or impair any such right. None of the Proprietary Rights have been declared unenforceable or otherwise invalid by any court or governmental agency. There is, to the knowledge of the Company, no material existing infringement, misuse or misappropriation of any Proprietary Rights by others. The Company and its Subsidiaries are not infringing and neither the Company nor any of its Subsidiaries have received any written notice alleging that the operation of the business of the Company or any of its Subsidiaries infringes, misuses or misappropriates in any material respect the intellectual property rights of others.

(t) No Brokers or Finders. Except for Raymond James & Associates, Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the Company has not engaged any investment banker, broker or finder in connection with the transactions contemplated hereby. The Surviving Corporation shall be liable for all obligations of the Company under its engagement letter with each of Raymond James & Associates, Inc., and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., copies of which have previously been provided to Parent and Merger Sub.

(u) ERISA Compliance.

(i) Except as otherwise disclosed in Section 3.01(b), Section 3.01(u) of the Disclosure Letter, contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all employment, employee loan, collective bargaining, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, retirement, thrift savings, stock bonus, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other employee benefit plans, programs, policies, agreements, arrangements or contracts, whether or not subject to ERISA, which are (i) maintained, sponsored, contributed to or required to be maintained, sponsored or contributed to by the Company or any of its Subsidiaries or (ii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, and in each case under which any current or former employee, director or consultant of the Company or any of its Subsidiaries (collectively, “Company Personnel”) has any present or future right to benefits (collectively, the “Benefit Plans”). Each Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is referred to herein as a “Pension Plan”, each Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) is referred to herein as a “Welfare Plan”.

(ii) The Company has provided or made available to Parent and Merger Sub, prior to the date hereof, current copies of (i) each Benefit Plan (and all amendments thereto) or, with respect to any unwritten Benefit Plans, accurate descriptions thereof, (ii) with respect to each Benefit Plan, for the most recent year (A) annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) or any other Governmental Authority (if any such report was required) and all schedules and attachments thereto, (B) audited financial statements, and (C) actuarial valuation reports, (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) each trust contract and insurance or group annuity contract relating to any Benefit Plan, to the extent applicable, (v) the most recent favorable IRS determination letter, to the extent applicable and (vi) for the last twelve (12) months, all correspondence with the IRS, the United States Department of Labor (the “DOL”) or the Pension Benefit Guaranty Corporation (the “PBGC”) or the SEC or any other Governmental Authority regarding the operation or the administration of any Benefit Plan.

(iii) Except as set forth in Section 3.01(u) of the Disclosure Letter or the SEC Reports filed with the SEC prior to the date of this Agreement (subject to Section 8.08(b)), each Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws, and, to the extent applicable, the terms, in all material respects, of all collective bargaining contracts.

(iv) Each of the Benefit Plans which is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(l) of the Code) has been administered in good faith compliance with Section 409A of the Code and other applicable guidance issued by the IRS. Except as set forth in Section 3.01(u) of the Disclosure Letter, (i) all Options have an exercise price per share that was not less than the fair market value of a share of Company Common Shares on the date of grant, as determined in accordance with the applicable Benefit Plan and, to the extent applicable, Sections 162(m), 409A and 422 of the Code; and (ii) there is no pending audit, investigation or inquiry by any Governmental Authority or by the Company (directly or indirectly) with respect to the Company’s stock option granting practices or other equity compensation granting practices.

(v) Each Pension Plan intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS, to the effect that such Pension Plan satisfies the requirements of Section 401(a) of the Code, no such determination letter has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and to the Company’s knowledge no event has occurred since the date of the most recent determination letter relating to any such Pension Plan that would reasonably be expected to adversely affect the qualification of such Pension Plan, or (ii) is permitted to rely upon a letter from the IRS issued to the prototype or volume submitted plan sponsor concerning such Pension Plan’s qualified status under Section 401(a) of the Code and, to the Company’s knowledge, no event has occurred since the date of such letter that would reasonably be expected to adversely affect the qualification of such Pension Plan.

(vi) Except as set forth in Section 3.01(u) of the Disclosure Letter, (i) neither the Company nor any of its Subsidiaries nor any other Person that, together with the Company, is, or during the six (6) year period ending on the date hereof was, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) has, during the six (6) year period ending on the date hereof, maintained, sponsored or contributed to or been required to contribute to any defined benefit pension plan (as defined in Section 3(35) of ERISA) or any Pension Plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, or any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA; and (ii) to the knowledge of the Company, no condition exists, that would be reasonably expected to subject the Company or any Subsidiary to any Tax, penalty or other liability imposed by ERISA or the Code, either directly or by reason of the Company’s or a Subsidiary’s affiliation with any Commonly Controlled Entity.

(vii) Except as set forth in Section 3.01(u) of the Disclosure Letter, (i) all reports, returns and similar documents with respect to all Benefit Plans required to be filed with or provided to the IRS, the DOL, the PBGC, the SEC or any Governmental Authority or distributed to any Benefit Plan participant or beneficiary have been duly and timely filed or distributed, (ii) none of the Company or any of its Subsidiaries has received notice of and, to the knowledge of the Company, there are no actions by any Governmental Authority with respect to, termination proceedings or other claims, suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan (in all cases, except for claims for benefits payable in the normal operation of the Benefit Plans) that are pending or threatened that could reasonably be expected to give rise to any liability, and (iii) all contributions, premiums and benefit payments under or in connection with the Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Benefit Plans have been timely made or have been reflected on the Balance Sheet to the extent required by GAAP.

(viii) With respect to each Benefit Plan, except as set forth in Section 3.01(u) of the Disclosure Letter, (i) there has not occurred any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which the Company or any of its Subsidiaries or any of their respective employees, or, to the knowledge of the Company, any trustee, administrator or other fiduciary of such Benefit Plan, or any agent of the foregoing, has engaged that could reasonably be expected to subject the Company or any of its Subsidiaries or any of their respective employees, or any such trustee, administrator or other fiduciary (in each case, with respect to whom the Company has an obligation to indemnify), to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (ii) neither the Company, any of its Subsidiaries or any of their respective employees nor, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing

(in each case, with respect to whom the Company has an obligation to indemnify), has engaged in any transaction or acted in a manner, or failed to act in a manner, that would reasonably be expected to subject the Company or any of its Subsidiaries or any of their respective employees or, to the knowledge of the Company, any such trustee, administrator or other fiduciary (in each case, with respect to whom the Company has an obligation to indemnify), to any liability for breach of fiduciary duty under ERISA.

(ix) Except as set forth in Section 3.01(u) of the Disclosure Letter, each Welfare Plan that provides healthcare or life insurance benefits to retirees and other former employees may be amended or terminated without liability to the Company or any of its Subsidiaries at any time after the Effective Time.

(x) Except as set forth in Section 3.01(u) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any current or former employees of the Company or any of its Subsidiaries, except as may be required under COBRA.

(xi) Except as provided in the Benefit Plans or as set forth in Section 3.01(u) of the Disclosure Letter, none of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval in connection with the Merger, if applicable, or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (i) entitle any Company Personnel to severance or termination pay, (ii) except with respect to the equity-based awards granted under any Company Share Plans, accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Benefit Plan, (iii) result in any breach or violation of, or a default under, any Benefit Plan or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(xii) Except as set forth in Section 3.01(u) of the Disclosure Letter, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Benefit Plan as a result of the misclassification of any person as an independent contractor rather than as an employee, and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(xiii) Except as set forth in Section 3.01(u) of the Disclosure Letter, no deduction by the Company or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or, to the knowledge of the Company, would reasonably be expected to be disallowed by reason of Section 162(m) of the Code.

(xiv) Except as provided in the Benefit Plans or as set forth in Section 3.01(u) of the Disclosure Letter, no Company Personnel is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement.

(v) Insurance. Section 3.01(v) of the Disclosure Letter contains a list of all insurance policies maintained by the Company and its Subsidiaries as of the date of this Agreement, together with a brief description of the coverages afforded thereby. All of such insurance policies are in full force and effect as of the date of this Agreement.

(w) No Undisclosed Liabilities. Except as set forth in Section 3.01(w) of the Disclosure Letter or in the SEC Reports filed prior to the date of this Agreement (subject to Section 8.08(b)), neither the Company nor any Subsidiary has any liabilities (absolute, accrued or contingent) which individually, or in the aggregate, are reasonably likely to have a Material Adverse Effect.

(x) Labor Matters. Except as set forth in Section 3.01(x) of the Disclosure Letter, (i) the Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees or former employees of the Company or of any Subsidiary, and (ii) neither the Company nor any Subsidiary is a party to any collective bargaining agreements and there are no labor unions or other organizations representing, purporting to represent, or attempting to represent, any employee of the Company.

(y) Opinions of Financial Advisors. The Board of Directors of the Company has received the opinion of Raymond James & Associates, Inc. and the special committee of the Board of Directors of the Company referenced in Section 3.01(z) has received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., copies of each of which have been provided to Parent and Merger Sub, each to the effect that, as of the date of this Agreement, the consideration to be received in the Merger by the holders of the Company Common Shares (other than Parent, Merger Sub or the Contributing Shareholders) is fair to such holders from a financial point of view.

(z) State Takeover Statutes. This Agreement and the Merger have been approved by a special committee of the Board of Directors of the Company formed pursuant to Section 2.10 of the Regulations of the Company as permitted under Section 1701.63 of the OGCL. The Company has taken all actions necessary under the OGCL to cause the provisions of Section 1701.831 of the OGCL to not apply to the transactions contemplated by this Agreement. No other “fair price,” “moratorium” or other similar anti-takeover statute or regulation prohibits (by reason of Company’s participation therein) the Merger or the other transactions contemplated by this Agreement.

(aa) Affiliate Transactions. Except to the extent disclosed in Section 3.01(aa) of the Disclosure Letter or any SEC Reports filed prior to the date of this Agreement (subject to Section 8.08(b)), there are no other transactions, agreements, arrangements or understandings between the Company or any Subsidiary, on the one hand, and the Company’s affiliates (other than wholly owned Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, as amended. For purposes of this Agreement, the term “affiliate,” when used with respect to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in the definition of “affiliate,” the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

3.02 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a) Organization, Standing, Equity Ownership. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of its state of incorporation. Parent owns all of the issued and outstanding capital stock of Merger Sub. The copies of the Articles of Incorporation and Regulations of Merger Sub provided to the Company are complete and correct as of the date of this Agreement. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(b) Authorization and Execution. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub have been duly authorized by the respective Boards of Directors of Parent and Merger Sub and by Parent as the sole shareholder of Merger Sub, and no further corporate action of Parent or Merger Sub is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the accuracy of the representations and warranties set forth in Section 3.01(a), constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered in equity or at Law).

(c) No Conflicts. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, will (i) conflict with or result in a breach of the Certificate of Incorporation, Articles of Incorporation, By-laws or Regulations, as the case may be, as currently in effect, of Parent or Merger Sub, (ii) except for compliance with the Exchange Act and the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, require any filing with, or consent or approval of, any governmental authority having jurisdiction over any of the business or assets of Parent or Merger Sub, (iii) violate any statute, Law, ordinance, rule or regulation applicable to Parent or Merger Sub or any injunction, judgment, order, writ or decree to which Parent or Merger Sub has been specifically identified as subject, or (iv) result in a breach of, or constitute a default or an event which, with the passage of time or the giving of notice, or both, would constitute a default under, or require the consent of any third party under, any instrument, contract or agreement to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound, except, in the case of clauses (ii), (iii) and (iv), where such violation, breach or default, or the failure to make such filing or obtain such consent or approval, would not, individually or in the aggregate, materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(d) Disclosure Documents. None of the information supplied or to be supplied by Parent or Merger Sub or any of their respective affiliates specifically for inclusion in the Company Proxy Statement or Schedule 13E-3 will, at the time it is filed with the SEC, or in the case of the Company the Proxy Statement, at the time it is first mailed to the shareholders of the Company or at the time of the Shareholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Litigation. No litigation, arbitration or administrative proceeding is pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub as of the date of this Agreement that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement.

(f) No Brokers or Finders. Neither Parent nor Merger Sub has engaged any investment banker, broker or finder in connection with the transactions contemplated hereby.

(g) Availability of Funds.

(i) At the Closing, Parent will have sufficient funds available, through the Financing provided by the Commitment Letters, assuming the contribution of Rollover Shares pursuant to the Rollover Commitment Letter together with additional advances under the Credit Agreement, to satisfy all of its obligations under this Agreement, including to (A) pay the aggregate Fund payable under Section 1.08 of this Agreement and (B) pay all Company Costs and Expenses.

(ii) With respect to equity financing, Parent has delivered to the Company commitment letters of SPCP Group, LLC and Silver Oak Capital L.L.C. (the “Commitment Letters”) pursuant to which, and subject to the terms and conditions thereof, the foregoing Persons have committed to provide Parent with financing in an aggregate amount of $2,976,619 (such financing, the “Financing”). Each Commitment Letter is in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letters. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid by them on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub, and to the knowledge of Parent, any other parties thereto, under the Commitment Letters. The Financing provided by the Commitment Letters, assuming the contribution of the Rollover Shares pursuant to the Rollover Commitment Letter together with additional advances under the Credit Agreement, will be sufficient to enable Parent and Merger Sub to satisfy all of their respective obligations under this Agreement, including to (A) pay the aggregate Fund payable under Section 1.08 of this Agreement and (B) pay all Company Costs and Expenses.

(h) [Intentionally Omitted].

(i) Parent and Merger Sub. Each of Parent and Merger Sub is a newly formed entity and has conducted no business prior to the Effective Time other than the negotiation and execution of this Agreement, the Commitment Letters, the Rollover Commitment Letter and related documents.

ARTICLE IV

COVENANTS

4.01 Operation of Business of the Company Until Effective Time.

(a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company will, and will cause each Subsidiary to, exercise commercially reasonable efforts to preserve intact in all material respects its business organization, keep available for itself and the Surviving Corporation the services of its present officers and key employees, and preserve its present relationships with other Persons having significant business dealings with the Company or any Subsidiary, except as otherwise consented to in writing by Parent, which consent shall not be unreasonably withheld.

(b) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company will, and will cause each Subsidiary to, conduct its business and operations in the ordinary and usual course, except as otherwise required or permitted by this Agreement or consented to in writing by Parent, which consent shall not be unreasonably withheld.

(c) Except as otherwise required or permitted by this Agreement or consented to in writing by Parent, the Company will not, from the date hereof until the earlier of the Effective Time or the termination of this Agreement, (i) split, combine or reclassify any shares of its capital stock or make any other changes in its equity capital structure; (ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock; (iii) declare, set aside or pay any dividend or make any other distribution in respect of shares of its capital stock; or (iv) enter into any commitment to do any of the foregoing.

(d) Except as otherwise required or permitted by this Agreement or consented to in writing by Parent, the Company will not, and will not permit any Subsidiary to, from the date hereof until the earlier of the Effective Time or the termination of this Agreement:

(i) amend its Articles of Incorporation, Regulations or similar organizational documents;

(ii) issue any shares of its capital stock or any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for issuances of Company Common Shares upon the exercise of any Options or warrants outstanding as of the date hereof, or designate any class or series of capital stock from its authorized but undesignated preferred shares;

(iii) purchase any capital assets or make any capital expenditures (except as set forth in the Company’s capital expenditures budget previously delivered to Parent), purchase any business, purchase any stock of any corporation, or merge or consolidate with any Person;

(iv) buy, sell, lease or otherwise acquire or dispose of any assets or properties that are material to the Company and its Subsidiaries, taken as a whole, other than acquisitions and dispositions in the ordinary course of business and other than those consistent with the Company’s existing asset impairment policies;

(v) except with respect to the Credit Agreement, incur, assume or guarantee any indebtedness for money borrowed other than intercompany indebtedness;

(vi) except as (i) required by applicable Law or (ii) required to comply with any Benefit Plan or other contract as in effect on the date hereof (to the extent complete and accurate copies of which have been made available to Parent prior to the date hereof), (A) adopt, enter into, terminate or amend (1) any Benefit Plan or (2) any other contract (including any change of control employment agreement), plan or policy involving the Company or any of its Subsidiaries and Company Personnel, except in the ordinary course of business consistent with past practice with respect to any employee of the Company or its Subsidiaries who is not (i) a director or executive officer of the Company (within the meaning of Section 16 of the Exchange Act) or (ii) any other employee of the Company or any Subsidiary of the Company, in the case of this clause (ii) with annual base compensation in excess of $250,000 (collectively, “Key Personnel”), (B) grant, create or award any bonus or incentive compensation, (C) grant any severance or termination pay or increase the compensation or target incentive awards of any Company Personnel, except in the ordinary course of business consistent with past practice with respect to employees of the Company or its Subsidiaries who are not Key Personnel, (D) except as contemplated by Section 1.07, remove any existing restrictions in any Benefit Plans or awards made thereunder, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, (F) except as contemplated by Section 1.07, take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan or awards made thereunder or (G) change any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan or change the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined;

(vii) enter into any collective bargaining agreement, except as required by Law;

(viii) change or modify in any material respect any existing accounting method, principle or practice, other than as required by GAAP;

(ix) other than in the ordinary course of business, enter into any new Material Contract (including real estate leases, land purchase agreements, and development agreements), or modify in any respect materially adverse to the Company or any Subsidiary any existing Material Contract; or

(x) enter into any contract or commitment to do any of the foregoing.

4.02 Tax Matters.

During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall:

(a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) consult with Parent with respect to all Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten Business Days prior to the date on which such Post-Signing Returns are required to be filed;

(c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(d) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice;

(e) promptly notify Parent of any legal action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such legal action or audit without Parent’s prior written consent;

(f) not make or revoke any election with regard to Taxes or file any amended Tax Returns;

(g) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax laws or regulatory accounting requirements or GAAP; and

(h) terminate all Tax sharing agreements to which the Company or any of its Subsidiaries is a party (except for Tax sharing agreements between the Company and any of its Subsidiaries, if any) such that there are no further liabilities thereunder.

4.03 Shareholders Meeting; Proxy Materials and Schedule 13E-3.

(a) The Company shall, in accordance with applicable Law and the Company’s Articles of Incorporation and Regulations, cause a special meeting of its shareholders to be duly called (the “Shareholders’ Meeting”) and held as soon as reasonably practicable after the execution of this Agreement for the purpose of obtaining the Company Shareholder Approval. The board of directors of the Company shall issue a Company Recommendation, unless the board of directors of the Company, after consulting with its legal and financial advisors, determines that to do so would result in a breach of the fiduciary duties of the board of directors of the Company under applicable Law.

(b) The Company shall, as promptly as reasonably practicable following the execution of this Agreement, prepare and file with the SEC a proxy statement, together with a form of proxy, with respect to the Shareholders Meeting (such proxy statement, together with any amendments thereof or supplements thereto, being called the “Proxy Statement”) and shall (i) use reasonable best efforts to have the Proxy Statement cleared by the SEC as soon as reasonably practicable, and (ii) as soon as reasonably practicable thereafter, shall cause copies of such Proxy Statement and form of proxy to be mailed to its shareholders in accordance with the provisions of the OGCL (unless the board of directors of the Company shall determine, in the good-faith exercise of its fiduciary duties, that such mailing should not be made). Before the filing of the Proxy Statement and form of proxy with the SEC, the Company shall provide reasonable opportunity for Parent to review and comment upon the contents of the Proxy Statement, form of proxy and Schedule 13E-3. The Proxy Statement and form of proxy shall comply as to form in all material respects with the applicable requirements of the

Exchange Act and the rules and regulations of the SEC promulgated thereunder. After the delivery to the Company’s shareholders of copies of the Proxy Statement and form of proxy, the Company shall use reasonable commercial efforts, not including engagement of a proxy solicitation firm, to solicit proxies in connection with the Shareholders Meeting in favor of approval of this Agreement and the Merger, unless the board of directors of the Company, after receiving a Superior Proposal and after consulting with its legal and financial advisors, determines that to do so would result in a breach of the fiduciary duties of the board of directors of the Company under applicable Law.

(c) In connection with the filing of the Company’s Proxy Statement, the Company, Parent, Merger Sub, and certain affiliates thereof will cooperate to, concurrently with the preparation and filing of the Company’s Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, and shall (i) use reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as soon as reasonably practicable, and (ii) as soon as reasonably practicable thereafter, shall cause copies of such Schedule 13E-3 to be mailed to its shareholders with the Proxy Statement and form of proxy. The Schedule 13E-3 shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(d) If at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub. or any of their respective affiliates, officers or directors should be discovered by either Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s shareholders.

4.04 Acquisition Proposals.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. (New York time) on the 45th day thereafter (the “Solicitation Period End-Date”), the Company and its directors (to the extent acting in their capacity as such), officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage Acquisition Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements, provided that the Company shall promptly provide to Parent any non-public information relating to the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to or made available to Parent; and (ii) enter into and maintain discussions or negotiations with respect to potential Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

(b) Subject to and except as otherwise provided by Section 4.04(c) and except with respect to any Person who made an Acquisition Proposal received by the Company prior to the Solicitation Period End-Date with respect to which the requirements of Sections 4.04(c)(i), 4.04(c)(ii), 4.04(c)(iii) and 4.04(c)(iv) have been satisfied as of the Solicitation Period End-Date and thereafter continuously through the date of determination, from the Solicitation Period End-Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly: (i) initiate, or solicit or knowingly facilitate or encourage (including by way of providing information) the making, submission or announcement of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate or knowingly encourage any such inquiries, proposals, discussions or negotiations or (ii) approve, endorse or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Except with respect to any Acquisition Proposal received on or prior to the Solicitation Period End-Date with respect to which the requirements of Section 4.04(c)(i), 4.04(c)(ii), 4.04(c)(iii) and 4.04(c)(iv) have been satisfied as of the Solicitation Period End-Date and continuously thereafter (any Person so submitting such Acquisition Proposal, an “Excluded Party”), as determined, with respect to any Excluded Party, by the board of directors of the Company no later than the later of (A) the Solicitation Period End-Date and (B) only if such Acquisition Proposal is received less than two (2) Business Days prior to the Solicitation Period End-Date, the second Business Day following the date on which the Company received such Excluded Party’s Acquisition Proposal (it being understood that following the Solicitation Period End-Date until such time as the board of directors of the Company determines that a Person is an Excluded Party, the Company shall not be permitted to take any action with respect to such Person that it would not be permitted to take with respect to non-Excluded Parties pursuant to Section 4.04(c)), the Company shall immediately cease, and shall cause its Subsidiaries and Representatives to terminate, any solicitation, encouragement, discussion or negotiation or cooperation with or assistance or participation in, or facilitation or encouragement of any such inquiries, proposals, discussions or negotiations with any Persons conducted theretofore by the Company, its Subsidiaries or any of its Representatives with respect to any Acquisition Proposal, and shall request to be returned or destroyed all non-public information provided by or on behalf of the Company or any of its Subsidiaries to such Person. Notwithstanding anything contained in Section 4.04 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement with respect to any Acquisition Proposal immediately at such time as such Acquisition Proposal made by such party is withdrawn, terminated or fails in the reasonable determination of the board of directors of the Company to satisfy the requirements of Sections 4.04(c)(i), 4.04(c)(ii), 4.04(c)(iii) and 4.04(c)(iv).

(c) Notwithstanding anything to the contrary contained in Section 4.04(b), if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval (i) the Company has received a written Acquisition Proposal from a third party that the board of directors of the Company believes in good faith to be bona fide, (ii) such Acquisition Proposal did not occur as a result of a breach of this Section 4.04(c), (iii) the board of directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or may reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the board of directors of the Company determines in good faith that the failure to take such actions or any of the actions described in the following clauses (A) and (B) would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, then the Company may (A) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) gives Parent written notice of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, (y) will not, and will not allow its Subsidiaries or Representatives to disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement and (z) contemporaneously with making available any such information with such Person provide to Parent any information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to or made available to Parent. Notwithstanding anything to the contrary contained in Section 4.04(b) or this Section 4.04(c), prior to obtaining the Company Shareholder Approval, the Company shall in any event be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party for so long as they are an Excluded Party.

(d) Within two (2) Business Days following the Solicitation Period End-Date (or, with respect to any Excluded Party who is determined to be an Excluded Party following the Solicitation Period End-Date in accordance with Section 4.04(b)(B), within two (2) Business Days of such determination), the Company shall notify Parent in writing of the identity of each Excluded Party and of the material terms and conditions of the Acquisition Proposal received from such Excluded Party. From and after the Solicitation Period End-Date, in the event that the Company or any of its Subsidiaries or Representatives receives any of the following, the Company shall promptly (but not more than two (2) Business Days after such receipt) notify Parent thereof: (i) any Acquisition Proposal or written indication by any Person that would reasonably be expected to result in an Acquisition Proposal (and provide the material terms and conditions thereof); (ii) any request (other than from an Excluded Party, it being understood that the Company shall continue to comply with its obligations under Section 4.04(a)(i) with respect to such Excluded Party) for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal; or (iii) any inquiry or request for (other than from or by an Excluded Party) discussions or negotiations regarding any Acquisition Proposal. Without limitation of Section 4.04(b), following the Solicitation Period End-Date, the Company shall keep Parent reasonably informed on a current basis (and in any event no later than two (2) Business Days after the occurrence of any significant changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), including furnishing copies of any material written inquiries, in all cases whether in connection with an Excluded Party or third party pursuant to Section 4.04(c)(B). Without limiting the foregoing, the Company shall promptly (within two (2) Business Days) notify Parent if it determines to provide non-public information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 4.04(c) other than with an Excluded Party, in each case after the Solicitation Period End-Date. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries, to enforce the provisions of any such agreement; provided, however, that the Company may permit a proposal to be made under a standstill agreement if its board of directors determines in good faith, after consultation with outside counsel, that the Company’s failure to do so would be inconsistent with the fiduciary duties of the board of directors to the shareholders of the Company under applicable Law.

(e) Notwithstanding anything in Section 4.04(b)(ii) to the contrary, if the Company receives an Acquisition Proposal which the board of directors of the Company concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (ii) below, the board of directors of the Company may at any time prior to obtaining the Company Shareholder Approval, if it determines in good faith, after consultation with outside counsel, that the failure to take such action or any of the actions described in the following clauses (x), (y) and (z) would be inconsistent with the fiduciary duties of the board of directors to the shareholders of the Company under applicable Law, (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change of Company Recommendation”), (y) approve or recommend such Superior Proposal, and/or (z) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the board of directors of the Company may not withdraw, modify or amend the Company Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x), approve or recommend such Superior Proposal pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) (it being agreed that any such purported termination shall be null and void and of no effect) unless (A) such Superior Proposal did not result from a breach by the Company of this Section 4.04 and (B):

(i) the Company shall have provided prior written notice to Parent, of its intention to take any action contemplated in Section 4.04(e) with respect to a Superior Proposal at least four (4) Business Days in advance of taking such action (the “Notice Period”), which notice shall set forth the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a copy of the principal transaction agreements with the party making such Superior Proposal and other material documents (each, an “Alternative Acquisition Agreement”); and

(ii) prior to effecting such Change of Company Recommendation, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall provide Parent the opportunity to submit an amended written proposal or to make a new written proposal to the board of directors of the Company during the Notice Period and shall itself and shall cause its Representatives to, during the Notice Period, negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. In the event of any subsequent material revisions to such Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 4.04(e), and the Notice Period shall recommence.

(f) Nothing contained in this Agreement (including, without limitation, this Section 4.04) shall prohibit the board of directors of the Company from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, or (ii) disclosing the fact that the board of directors of the Company has received an Acquisition Proposal and the terms of such proposal, if the board of directors of the Company determines, after consultation with its outside legal counsel, that the failure to take any such actions would be inconsistent with its fiduciary duties under applicable Law or to comply with obligations under federal securities Laws or NASDAQ or the rules and regulations of any U.S. securities exchange upon which the capital stock of the Company is listed; provided, however, that any such disclosures (other than “stop, look and listen” letters or similar communications of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Company Recommendation (including for purposes of Section 7.01(g)) unless the board of directors of the Company expressly publicly reaffirms its Company Recommendation not more than five (5) Business Days after a written request by Parent to do so (provided that, if such written notice is delivered to the Company less than five (5) Business Days prior to the Shareholders Meeting, the board of directors of the Company shall so reaffirm its Company Recommendation at least one (1) Business Day prior to the Shareholders Meeting).

4.05 No Change in Company Recommendation or Alternative Acquisition Agreement. Other than in accordance with Section 4.04, and except as otherwise provided in this Section 4.05, the board of directors of the Company shall not:

(a) withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(b) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or cause or permit the Company to enter into any acquisition agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or resolve, propose or agree to do any of the foregoing; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company shall have the right to withhold, withdraw, qualify, modify or amend the Company Recommendation in a manner adverse to Parent and Merger Sub, if the board of directors of the Company has determined in good faith, after consultation with its outside counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law; provided that, (i) the Company shall have provided prior written notice to Parent of its board of directors’ intention to take any such action at least four (4) Business Days in advance thereof, (ii) the Company shall provide Parent the opportunity to submit an amended written proposal or to make a new written proposal to the board of directors of the Company and shall negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement as could reasonably be expected to prevent such change in Company Recommendation during such four (4) Business Day period, and (iii) the board of directors of the Company shall have determined in good faith, after considering any such amended or new written proposal and after consultation with its outside counsel and financial advisor, that the failure to so withhold, withdraw, qualify, modify or amend the Company Recommendation would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law.

4.06 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such reasonable actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.07 Access to Information. From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company will give Parent and its counsel, financial advisers, auditors and other authorized representatives and its financing sources reasonable access to the offices, properties, books and records of the

Company and each Subsidiary at all reasonable times and upon reasonable notice, and will instruct the employees, counsel, financial advisers and auditors of the Company and each Subsidiary to cooperate with Parent and each such representative and financing source in all reasonable respects in its investigation of the business of the Company and its Subsidiaries. Parent and each such representative and financing source will conduct such investigation in a manner as not to unreasonably interfere with the operations of the Company and its Subsidiaries and will take all necessary precautions (including obtaining the written agreement of its respective employees or representatives involved in such investigation) to protect the confidentiality of any information of the Company and its Subsidiaries disclosed to such Persons during such investigation.

4.08 Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all commercially reasonable efforts to take or cause to be taken, all action and to do, or to cause to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals and immunities of either of the Constituent Corporations, the proper officers and directors of the Surviving Corporation may take all such necessary action.

ARTICLE V

CONDITIONS PRECEDENT

5.01 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following conditions, any one or more of which (except for the conditions set forth in Sections 5.01(b) and (f)) may be waived by Parent and Merger Sub:

(a) The representations and warranties of the Company contained in Section 3.01 of this Agreement (other than those contained in Sections 3.01(a), 3.01(b), 3.01(n), 3.01(o), 3.01(t) and 3.01(y) which are covered by the next sentence) shall be true and correct in all respects as of the date of this Agreement and immediately before the Effective Time as though made immediately before the Effective Time, except to the extent any inaccuracies in any such representation or warranty, individually or in the aggregate, do not materially impair the ability of the Company to consummate the transactions contemplated hereby and has not had and would not reasonably be expected to have a Material Adverse Effect (provided that, solely for purposes of this sentence of Section 5.01(a), any representation or warranty in Section 3.01 that is qualified by Material Adverse Effect language or other materiality qualifier shall be read as if such language were not present), and except with respect to those representations and warranties that speak of an earlier date, which shall be true and correct (to the same degree as otherwise required under this Section 5.01(a)) as of such earlier date. The representations and warranties of the Company set forth in Sections 3.01(a), 3.01(b), 3.01(n), 3.01(o), 3.01(t) and 3.01(y) shall be true and correct in all respects as of the date of this Agreement and immediately before the Effective Time as though made immediately before the Effective Time (or, if given as of a specific date, as of such date).

(b) The Company shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it immediately before the Effective Time; and Parent and Merger Sub shall have received a certificate signed by an executive officer of the Company to the effects set forth in this Section 5.01(b).

(c) This Agreement shall have been approved at the Shareholders Meeting by the vote required by the OGCL and the Company’s Articles of Incorporation and the Company shall have received the Company Shareholder Approval.

(d) Neither the Company nor any Subsidiary shall have, since the date of this Agreement, suffered any business interruption, damage to or destruction of its properties or other incident, occurrence, change or event that has had or would reasonably be expected to have a Material Adverse Effect.

(e) There shall not be pending any action or proceeding brought by any governmental or other regulatory or administrative agency or commission requesting or looking toward an injunction, writ, order, judgment or decree that, in the reasonable judgment of Parent, is reasonably likely, if issued, to restrain or prohibit the consummation of any of the transactions contemplated hereby or require rescission of this Agreement or any such transactions, nor shall there be in effect any provision of applicable Law prohibiting the consummation of the Merger or any injunction, writ, judgment, preliminary restraining order or other order or decree of any nature issued by a court or governmental agency of competent jurisdiction directing that any of the transactions provided for herein not be consummated as so provided.

(f) [Intentionally Omitted].

(g) All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger shall have been made or obtained.

(h) There shall be no filing by the Company or any Subsidiary or a filing against the Company or any Subsidiary which has not been dismissed, in any case, for relief under Title 11 of the Bankruptcy Code, and no custodian, trustee, receiver or other agent shall have been appointed or authorized to take charge of a material portion of the property of the Company or any Subsidiary.

(i) All Options shall have been cancelled, subject only to receipt of any Option Settlement Amount due upon the consummation of the Merger in accordance of the terms of this Agreement.

5.02 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following conditions, any one or more of which (except for the conditions set forth in Section 5.02(b) and (e)) may be waived by the Company:

(a) The representations and warranties of Parent and Merger Sub contained in Section 3.02 of this Agreement (other than those contained in Sections 3.02(a), 3.02(b) and 3.02(f) which are covered by the next sentence) shall be true and correct in all material respects as of the date of this Agreement and immediately before the Effective Time, except to the extent any inaccuracies in any such representation or warranty individually or in the aggregate, do not materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated hereby, except with respect to those representations and warranties that speak of an earlier date, which shall be true and correct (to the same degree as otherwise required under this Section 5.02(a)) as of such earlier date. The representations and warranties of the Company set forth in Sections 3.02(a), 3.02(b) and 3.02(f) shall be true and correct in all respects as of the date of this Agreement and immediately before the Effective Time as though made immediately before the Effective Time (or, if given as of a specific date, as of such date).

(b) Each of Parent and Merger Sub shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it immediately before the Effective Time; and the Company shall have received a certificate signed by an executive officer of each of Parent and Merger Sub to the effects set forth in this Section 5.02(b).

(c) This Agreement shall have been approved at the Shareholders Meeting by the vote required by the OGCL and the Company’s Articles of Incorporation and the Company shall have received the Company Shareholder Approval.

(d) There shall not be pending any action or proceeding brought by any governmental or other regulatory or administrative agency or commission requesting or looking toward an injunction, writ, order, judgment or decree that, in the reasonable judgment of the Company, is reasonably likely, if issued, to restrain or prohibit the consummation of any of the transactions contemplated hereby or require rescission of this Agreement or any such transactions, nor shall there be in effect any provision of applicable Law prohibiting the consummation of the Merger or any injunction, writ, judgment, preliminary restraining order or other order or decree of any nature issued by a court or governmental agency of competent jurisdiction directing that any of the transactions provided for herein not be consummated as so provided.

(e) All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger shall have been made or obtained.

(f) Simultaneously with the Closing, the exchange of $20 million of Indebtedness of the Company for equity of Parent shall occur.

ARTICLE VI

CONDUCT AND TRANSACTIONS AFTER

THE EFFECTIVE TIME

6.01 Indemnification.

(a) Parent and the Surviving Corporation agree that all rights to indemnification, expense advancement and exculpation existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries as provided in the Articles of Incorporation, Regulations or similar organizational documents of the Company or any of its Subsidiaries or by Law or in any agreement between the Company or its Subsidiaries and any director, officer or employee as in effect on the date hereof shall survive the Merger and continue in full force and effect for a period of at least six years after the Effective Time (or, in the event any relevant claim is asserted or made within such six year period, until final disposition of such claim) with respect to matters occurring at or before the Effective Time, and no action taken during such period shall be deemed to diminish the obligations set forth in this Section 6.01. To the extent permitted by Law, Parent and the Surviving Corporation (i) shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation and regulations or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof and which has previously been provided to Parent, (ii) shall not, for a period of six years from the date hereof, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries and (iii) shall continue all such rights to indemnification thereunder in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

(b) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person(s), then, and in either such case, Parent and the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of Parent, the Surviving Corporation or their respective successors or assigns (or the transferee(s) of such properties and assets), as the case may be, shall assume all of the obligations set forth in this Article VI. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any indemnified party is entitled, whether pursuant to Law, contract or otherwise.

6.02 Directors and Officers Liability Insurance.

(a) For a period of at least six years after the Effective Time, the Surviving Corporation shall, and Parent (for so long as it shall control the Surviving Corporation) shall cause the Surviving Corporation to, maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company described in Section 6.02 of the Disclosure Letter (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time (including consummation of the Merger), and such policies or endorsements shall name as insureds thereunder all present and former directors and officers of the Company or any of its Subsidiaries. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person(s), Parent and the Surviving Corporation shall cause proper provisions to be made so that the successors and assigns of Parent and/or the Surviving Corporation are bound by the obligations of the respective party set forth in this Section 6.02.

(b) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Article VI is not prior to, or in substitution for, any such claims under any such policies.

ARTICLE VII

TERMINATION AND ABANDONMENT

7.01 Generally. This Agreement may be terminated and the Merger may be abandoned at any time (notwithstanding Company Shareholder Approval) prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub) by:

(a) mutual written consent of the Company and Parent;

(b) either the Company or Parent upon any injunction, writ, order, judgment or decree permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becoming final and non-appealable; provided, however, that no party hereto shall have such right to terminate pursuant to this Section 7.01(b) unless, prior to such termination, such party shall have used its reasonable best efforts to oppose any such injunction, writ, order, judgment or decree or to have such injunction, writ, order, judgment or decree vacated or made inapplicable to the Merger;

(c) Parent or the Company if the Merger shall have not been consummated by June 30, 2008 (the “Outside Date”), whether such date is before or after the date of Company Shareholder Approval, provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure to consummate the Merger on or before the Outside Date;

(d) either the Company or Parent, if the Shareholders Meeting (including any adjournments or postponements thereof) shall have been convened and a vote to approve this Agreement and the Merger shall have been taken thereat and the Company Shareholder Approval shall not have been obtained (and shall not have been obtained at any adjournments or postponements thereof);

(e) the Company, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 5.02 to be satisfied and which is not cured within the earlier of (i) the Outside Date and (ii) 30 days following written notice to Parent from the Company, or which by its nature or timing cannot be cured within such time period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if it is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement;

(f) Parent, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 5.01 to be satisfied and which is not cured within the earlier of (i) the Outside Date and (ii) 30 days following written notice to the Company from Parent, or which by its nature or timing cannot be cured within such time period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if Parent or Merger Sub is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement;

(g) Parent, if (i) a Change of Company Recommendation shall have occurred; (ii) the board of directors of the Company withholds, withdraws, qualifies, modifies or amends the Company Recommendation in accordance with, and subject to the terms and conditions of, Section 4.05 or fails to reaffirm the Company Recommendation in accordance with Section 4.04(f); (iii) the board of directors of the Company or any committee thereof shall approve, adopt or recommend any Superior Proposal or Acquisition Proposal; (iv) the Company shall have executed any letter of intent, memorandum of understanding or similar contract relating to any Superior Proposal or Acquisition Proposal; (v) the Company approves or recommends that the Company Shareholders tender their Shares in any tender or exchange offer or the Company fails to send the Company Shareholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement that the Company recommends rejection of such tender or exchange offer; (vi) the Company publicly announces its intention to take any of the actions in the foregoing clauses (i), (ii), (iii), (iv) or (v); (vi) with the prior consent of the board of directors of the Company, any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) acquires beneficial ownership of more than 25% of the outstanding Company Shares; or (vii) the Company breaches its obligation to hold a Shareholders Meeting set forth in Section 4.03 other than solely as a result of actions taken or omitted by the SEC; and

(h) the Company, at any time prior to receipt of the Company Shareholder Approval, in accordance with, and subject to the terms and conditions of, Section 4.04(e).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 7.01 shall give written notice of such termination to each other party in accordance with Section 8.06, specifying the provision or provisions hereof pursuant to which such termination is effected.

7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall, to the fullest extent permitted by applicable Law, become void and of no force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that if such termination shall result from (i) the willful failure of any party hereto to fulfill a condition to the performance of the material obligations of the other parties hereto or (ii) the willful failure of any party hereto to perform a material covenant applicable to it, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure; provided, further, that:

(a) Intentionally Omitted;

(b) Intentionally Omitted;

(c) if this Agreement is terminated by Parent or the Company pursuant to Section 7.01(f), 7.01(g) or 7.01(h), as the case may be, the Company shall pay to, or as directed by, Parent by wire transfer of immediately available funds to one or more account(s) specified by Parent in writing, within three (3) Business Days after the date of termination, all reasonable and documented out-of-pocket costs and expenses (including, the reasonable and documented fees and expenses of lawyers, accountants, consultants, financial advisors, and investment bankers), in the aggregate and incurred by Parent in connection with the entering into of this Agreement and the performance of its obligations hereunder, including all Company Costs and Expenses paid by Parent or Merger Sub (collectively, the “Parent Expenses”). The payment of expenses set forth in this Section 7.02(c) is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity), and in no respect is intended by the parties hereto to constitute liquidated damages, or be viewed as an indicator of the damages payable, or in any other respect limit or restrict damages available in case of any breach of this Agreement; and

(d) each of the Company and Parent acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Parent Expenses when due, the Company shall reimburse Parent for all reasonable and document costs and expenses actually incurred or accrued by or on behalf of Parent (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.02(d).

For purposes of Section 7.01 and this Section 7.02, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.01, except that the phrase “more than 25%” set forth in clauses (ii) and (iii) of the definition of “Acquisition Proposal” shall be deemed to state “more than 50%”.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.01 Termination of Representations and Warranties of the Company. The representations and warranties of the parties set forth in this Agreement (including those set forth in the Disclosure Letter) or in any certificate furnished under this Agreement shall not survive the Effective Time.

8.02 Amendment and Modification. To the extent permitted by applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of the parties hereto at any time before the Effective Time with respect to any of the terms contained herein, except that after the Shareholders Meeting, the amount of the Cash Merger Consideration shall not be decreased and the form of the Cash Merger Consideration shall not be altered without the approval of the shareholders.

8.03 Waiver of Compliance; Consents. Any failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein (except the conditions in Sections 5.01(b) and (f) and 5.02(b) and (d) of this Agreement) may be waived in writing by the Company or by Parent and Merger Sub, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.03.

8.04 Press Releases and Public Announcements. No party to this Agreement shall issue any press release or make any public announcement relating to the subject matter of this Agreement without prior written approval of the other parties, which approval shall not be unreasonably withheld or delayed; provided, however, that each of the Company and Parent may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing party will provide the other parties to this

Agreement with a draft of the proposed disclosure sufficiently in advance to permit such other parties to provide comments to the disclosure and the disclosing party will revise such disclosure to reflect all reasonable comments before making the disclosure).

8.05 Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all reasonable efforts to take or cause to be taken all action, and do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to ensure that the conditions set forth in Article V are satisfied and to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action.

8.06 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three (3) Business Days after mailing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub:

Angelo Gordon & Co. L.P.

245 Park Avenue

26th Floor

New York, NY 10167

Attention: Thomas M. Fuller

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Marilyn Sobel, Esq.

and:

Silver Point Capital, L.L.C.

Two Greenwich Plaza

1st Floor

Greenwich, CT 06830

Attention: Charles E. Tauber

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Marilyn Sobel, Esq.

If to the Company:

Dominion Homes, Inc.

4900 Tuttle Crossing Boulevard

P.O. Box 4900

Dublin, OH 43016

Attention: William G. Cornely, Executive Vice President and Chief

Operating Officer

with a copy to:

Squire, Sanders & Dempsey L.L.P.

1300 Huntington Center

41 South High Street

Columbus, OH 43215

Attention: Donald W. Hughes, Esq.

And

Jones Day

325 John H. McConnell Boulevard

Suite 600

Columbus, Ohio 43216-5017

Attn: Randall M. Walters, Esq.

8.07 Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties; provided, however, that Parent and Merger Sub may assign all or any of their rights hereunder to any of their respective affiliates provided that no such assignment shall relieve the assigning party of its obligations hereunder. Except for the provisions of Article I and Sections 6.01 and 6.02, this Agreement is not intended to confer upon any other Person except the parties hereto any rights or remedies hereunder.

8.08 Interpretation.

(a) As used in this Agreement, (i) “including” means “including without limitation”; (ii) “affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act; (iii) all dollar amounts are expressed in United States funds; and (vi) the phrase “to the knowledge of the Company” or any similar phrase shall mean the actual knowledge (after reasonable inquiry) of one or more of the executive officers of the Company.

(b) Any information set forth in one Section or subsection of the Disclosure Letter delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face (without need to examine any underlying documentation) that such information is relevant to such other Section or subsection. The disclosures in the Company’s SEC Reports, excluding, in the case of such SEC Reports, any disclosures set forth in documents incorporated by reference therein but not filed as exhibits with the SEC, any forward-looking disclosures set forth in any risk factor section and any “forward-looking statement” (as such term is used therein), shall apply solely with respect to the representations and warranties of the Company set forth in Sections 3.01(c), 3.01(e), 3.01(h), 3.01(k), 3.01(l), 3.01(p), 3.01(q), 3.01(r), 3.01(u), 3.01(w), 3.01(x) and 3.01(aa) and only to the extent that the nature and the content of the disclosures in the SEC Reports are reasonably apparent on their face to be applicable to the subject matter of, and, in the case of Sections 3.01(e), 3.01(q), 3.01(u), 3.01(w) and 3.01(x), reasonably specific as to matters and items that are the subject matter of, the representation or warranty set forth in the applicable section identified above.

8.09 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Ohio.

8.10 Jurisdiction; Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Common Pleas in Cuyahoga County in the State of Ohio, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the Southern District of Ohio. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Common Pleas in Cuyahoga County in the State of Ohio, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the Southern District of Ohio. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this

Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

8.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

8.12 Headings; Internal References. The Article and Section headings contained in this Agreement are solely for the purpose of reference, and are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

8.13 Entire Agreement. This Agreement, including the Disclosure Letter and the exhibits hereto, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements and understandings among the parties with respect to such subject matter. There are no restrictions, promises, representations, warranties (express or implied), covenants or undertakings of the parties, other than those expressly set forth or referred to in this Agreement.

8.14 Severability. If any term, provision, covenant, agreement or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, agreements and restrictions of this Agreement will continue in full force and effect and will in no way be affected, impaired or invalidated.

8.15 Disclosure Letter. Matters reflected in the Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Letter. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. A disclosure made by the Company in any Section of this Agreement or the Disclosure Letter shall qualify other sections of the Agreement or the Disclosure Letter only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections.

ARTICLE IX

DEFINED TERMS

9.01 Defined Terms.

(a) For purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 9.01 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined);

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions customary for a transaction of this type.

“Acquisition Proposal” means any inquiry, offer or proposal made by a Person or group at any time relating to any direct or indirect acquisition of (i) more than 25% of the assets of the Company and its Subsidiaries, taken as a whole, (ii) beneficial ownership of more than 25% of the outstanding equity securities of the Company, (iii) a tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 25% of any class of outstanding equity securities of the Company, or (iv) any merger, consolidation or other business combination, recapitalization or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger.

“Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C., § 101 et seq.), as amended from time to time, and any successor statute thereto, including (unless the context requires otherwise) any rules or regulations promulgated thereunder.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Cincinnati, Ohio or New York, New York are authorized or obligated by Law to close.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986, codified at Part 6 of Title I of ERISA and Section 4980B of the Code, and similar applicable state Laws.

“Code” means the Internal Revenue Code of 1986, as amended (including any successor code), and the rules and regulations promulgated thereunder.

“Company Costs and Expenses” means the costs and expenses set forth on Section 9.01 of the Disclosure Letter (including fees and expenses of lawyers, accountants, consultants, financial advisors, and investment bankers), incurred by the Company in connection with the entering into of this Agreement and the performance of its obligations hereunder.

“Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of December 29, 2006, by and among the Company, the Lenders (as defined therein) party thereto, the Huntington National Bank and Silver Point Finance, LLC, as amended.

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C. §9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. §1801, et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. §2601, et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. §6901, et seq.), the Water Quality Act of 1987, as amended (33 U.S.C. §1251, et seq.), the Clean Water Act, as amended (33 U.S.C. §1321 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. Sec. 136, et seq.), the National Environmental Policy Act of 1969, as amended (42 U.S.C. Sec. 4321, et seq.), and the Clean Air Act, as amended (42 U.S.C. §7401, et seq.), the Occupational Safety and Health Act, as amended (29 U.S.C. §651, et seq.) and any other federal, state or local Law, regulating or imposing liability (including strict liability) or standards of conduct regarding pollution, protection of the environmental worker health and safety, or Hazardous Substances.

“Event of Default” has the meaning set forth in the Credit Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any foreign, federal, state or local governmental, judicial, legislature, regulatory or administrative agency or, commission or authority, court, arbitral authority or national securities exchange.

“GAAP” means generally accepted accounting principles consistently applied set forth in opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Standards Board as in effect on the date hereof.

“Hazardous Substances” means and includes all hazardous and toxic substances, wastes, materials, compounds, pollutants and contaminants (including, without limitation, asbestos, polychlorinated biphenyls, and petroleum products) which are included under or regulated by any Environmental Laws.

“Hedging Obligations” means any and all obligations of a Person, whether absolute or contingent and howsoever and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party’s assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

“Indebtedness” means, with respect to any Person (a) all indebtedness, obligations or other liabilities (other than accounts payable arising in the ordinary course of business payable on terms customary in the trade) which in accordance with GAAP should be classified upon such Person’s balance sheet as liabilities, including, without limitation (i) for borrowed money or evidenced by debt securities, debentures, acceptances, notes or other similar instruments, and any accrued interest, fees and charges relating thereto, (ii) payable out of the proceeds or production of property owned by such Person, or in respect of obligations to redeem, repurchase or exchange any securities or to pay dividends in respect of any stock, (iii) with respect to letters of credit issued, (iv) to pay the deferred purchase price of property or services, except accounts payable and accrued expenses arising in the ordinary course of business, or (v) in respect of capital leases; (b) all indebtedness, obligations or other liabilities secured by a Lien on any property, whether or not such indebtedness, obligations or liabilities are assumed by the owner of the same; and (c) all indebtedness, obligations or other liabilities in respect of Hedging Obligations interest rate contracts and currency agreements, net of liabilities owed by the counterparties thereon.

“Investment” means any loan, advance, extensions of credit (other than accounts receivable arising in the ordinary course of business on terms customary in the trade), deposit accounts or contribution of capital in or to any other entity or any investment in, or purchase or other acquisition of, the stock, partnership interests, ownership interests in any limited liability company, notes debentures, or other securities of any other entity.

“Law” means any constitution, statute, code, Order, law, ordinance, rule, regulation, principle of common law or case law, decision, judgment, judicial opinion, directive or other requirement of any Governmental Authority.

“Lien” means, with respect to any asset or right, any mortgage, deed of trust, lien (statutory or other), pledge, hypothecation, assignment, claim, charge, security interest, conditional sale agreement, title exception or encumbrance, option, right of first offer or refusal, easement, servitude, transfer restriction, restrictive covenant, encroachment or other survey defect.

“Material Adverse Effect” means any effect, change, event, circumstance, impairment, condition, development, occurrence or state of facts (i) that would reasonably be expected to prevent or materially impair the ability of the Company to consummate the transactions contemplated hereby or (ii) that has been or would reasonably be expected to be materially adverse to the financial condition, business, liabilities (contingent or otherwise) properties or assets of the Company and the Subsidiaries, taken as a whole (after taking into account any insurance or other third party recourses available in respect thereof), except that, with respect to both clauses (i) and (ii), events, circumstances, changes, developments, impairments or conditions resulting from:

(A) worldwide or national conditions or circumstances, including conditions or circumstances relating to interest rates, financial markets, banking, economics or economic factors and/or business conditions, and the condition of housing and/or homebuilding markets, including declines, depressions and/or deteriorations thereof and/or failures thereof to improve, but, in each case, only to the extent such changes, developments, conditions or circumstances are not specifically relating to, or disproportionately affecting, the Company and its Subsidiaries;

(B) an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability, natural catastrophe or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case, whether occurring within or outside the United States;

(C) changes solely, in and of themselves, in trading price or volume of the Company Common Shares;

(D) the public announcement of this Agreement and the transactions contemplated hereby;

(E) any change in Law or GAAP but, in each case, only to the extent such changes are not specifically relating to, or disproportionately affecting, the Company and its Subsidiaries; or

(F) any action or omission of the Company or any of its Subsidiaries taken or omitted (x) in connection with the performance of the Company’s obligations under this Agreement or the consummation of the transactions contemplated hereby or (z) with the prior written consent of the Parent;

shall not be deemed to constitute or give rise to, and shall not be considered in determining whether there has occurred, a Material Adverse Effect.

“Order” means any judgment, order, injunction, decree, writ, doctrine, ruling, assessment or arbitration award of any Governmental Authority.

“Person” means any natural person, corporation, limited partnership, limited liability company, general partnership, joint stock company, joint venture, association, company, trust, business trust, or other organization whether the same constitutes a legal entity, and any Governmental Authority.

“Potential Default” means an event which, with the giving of notice, the lapse of time, or any one or more of the foregoing, would constitute an Event of Default under the Credit Agreement.

“Prepayment Fees” means the payments that would, but for the Credit Agreement Amendment, be due and owing to the Lenders (as defined in the Credit Agreement) under Section 3.3(c) and (d) of the Credit Agreement as a result of the Merger (other than principal and interest).

“Subsidiary” means any corporation or other entity more than 50% of the outstanding securities or other ownership interest having ordinary voting power or the equivalent thereof which shall at the time be owned or controlled, directly or indirectly, by the Company or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide Acquisition Proposal (with all percentages included in the definition of “Acquisition Proposal” increased to 60% for purposes of this definition) made in writing that (A) is on terms that the board of directors of the Company has determined in good faith (after consultation with the Company’s outside counsel and financial advisor) are more favorable to the Company’s shareholders from a financial point of view than this Agreement, after giving effect to any modifications (if any) proposed to be made to this Agreement or any other offer by Parent after Parent’s receipt of notice under Section 4.04(e), and (B) which the board of directors of the Company has determined in good faith (after consultation with the Company’s outside counsel and financial advisor) is reasonably likely to be consummated (if accepted). The foregoing determinations shall be made after consultation with the Company’s financial advisor and outside counsel after taking into account all appropriate legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in clause (i) above.

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a governmental authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(b) The following capitalized terms are defined in the following Sections of this Agreement:

Term	Section
Aggregate Option Settlement Amount	1.07
Agreement	Preamble
Alternative Acquisition Agreement	4.04(e)(i)
Balance Sheet	3.01(d)(iii)
Benefit Plans	3.01(u)(i)
Cash Merger Consideration	1.05(a)
Certificate of Merger	1.02
Change of Company Recommendation	4.04(e)
Closing	2.01
Closing Date	2.01
Commitment Letters	3.02(g)(ii)
Commonly Controlled Entity	3.01(u)(i)
Company	Preamble
Company Common Share	1.05(a)
Company Common Shares	1.05(a)
Company Joint Ventures	3.01(j)
Company JV Contracts	3.01(j)
Company Personnel	3.01(u)(i)
Company Preferred Shares	3.01(b)(i)
Company Recommendation	3.01(a)(ii)
Company Share Plans	3.01(b)(i)
Company Shareholder Approval	1.02
Constituent Corporations	Preamble
Contributing Shareholders	Recitals
Credit Agreement Amendment	Recitals
Disclosure Letter	3.01
Dissenting Shares	1.06(a)
DOL	3.01(u)(i)
Effective Time	1.02
ERISA	3.01(u)(i)
Excluded Party	4.04(b)
Fund	1.08(a)
IRS	3.01(u)(i)
Key Personnel	4.01(d)(vi)
Material Contracts	3.01(r)(xiv)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Shares	1.05(b)
Notice Period	4.04(e)(i)
OGCL	1.01
Option	1.07
Option Cancellation	1.08(d)

Term	Section
Option Settlement Amount	1.07
Outside Date	7.01
Owned Real Property	3.01(k)
Parent	Preamble
Parent Expenses	7.02(c)
Paying Agent	1.08(a)
PBGC	3.01(u)(i)
Pension Plan	3.01(u)(i)
Permitted Lien	3.01(b)(vii)
Post-Signing Returns	4.02(a)
Premises	3.01(i)
Proprietary Rights	3.01(s)
Proxy Statement	4.03(b)
Real Property	3.01(l)
Real Property Leases	3.01(l)
Representatives	4.04(a)
Rollover Commitment Letter	Recitals
Rollover Shares	Recitals
Sarbanes-Oxley Act	3.01(d)(v)
Schedule 13E-3	3.01(n)
SEC	3.01(d)(i)
SEC Report	3.01(d)(i)
SEC Reports	3.01(d)(i)
Securities Act	3.01(d)(i)
Shareholders’ Meeting	4.03(a)
Solicitation Period End-Date	4.04(a)
Surviving Corporation	Recitals
Surviving Corporation Common Shares	1.05(b)
Tax Returns	3.01(p)(i)
Welfare Plan	3.01(u)(i)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

DOMINION HOMES, INC.

By:	/s/ William G. Cornely
Name:	William G. Cornely
Its:	Chief Operating Officer

DOMINION HOLDING CORP.

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Its:	Authorized Signatory

DOMINION MERGER CORPORATION

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Its:	Authorized Signatory